BB 3/6

03013736

RECEIVED
MAR - 3 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-23091

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PEB Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

542 S. Dearborn Street, Suite 300
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence Grant — (312) 922-3264
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence Grant, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of PEB Financial Group, Inc., as of December 31, 2002, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

25th day of February, 2003

Gloria Vaughan
Notary Public

"OFFICIAL SEAL"
GLORIA VAUGHAN
Notary Public, State of Illinois
My Commission Expires 02/25/2006

L R Grant
Signature

V.P. & CFO
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

PEB Financial Group, Inc.

Statement of Financial Condition

December 31, 2002

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934

AM&G CHECKERS[SM]

Altschuler, Melvoin and Glasser LLP

Certified Public Accountants and Consultants

PEB Financial Group, Inc.
Table of Contents
December 31, 2002

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Board of Directors of
PEB Financial Group, Inc.

We have audited the accompanying statement of financial condition of PEB Financial Group, Inc. as of December 31, 2002 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of PEB Financial Group, Inc. as of December 31, 2002 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 8, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

PEB Financial Group, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 10,881
Securities owned	214,799
Commissions receivable	140,066
Total assets	$ 365,746

Liabilities and Stockholder's Equity

Liabilities	
Commissions payable	$ 157,311
Bank loan	66,384
Accounts payable and accrued expenses	386
Total liabilities	224,081
Stockholder's equity	
Common stock	38,510
Paid-in capital	490
Retained earnings	102,665
Total stockholder's equity	141,665
Total liabilities and stockholder's equity	$ 365,746

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—PEB Financial Group, Inc. (the "Company") is a registered securities broker-dealer that provides annuity contracts and investment company products to its customers located in the Midwestern region of the United States.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—Cash equivalents are highly liquid investments purchased with a maturity of three months or less.

Securities Owned—Investments in securities owned are primarily mutual funds, and are carried at market value.

Income Recognition—Securities transactions and the related commission revenue and expenses are recorded on trade date.

Income Taxes—The Company files a consolidated federal income tax return with its parent company. By agreement, the provision or benefit for income taxes is computed and paid to or received from the parent company as if the Company filed a separate income tax return.

Note 2 Concentrations

Commissions receivable represents a concentration of credit risk and relates to transactions with insurance companies and broker-dealers. Approximately 10 percent of the Company's revenue is derived from a payroll deduction program at a single employer group.

Note 3 Related-Party Transactions

Under an informal agreement with its parent company, the Company pays management fees for office space and services received.

Note 4 Profit Sharing Plan

The Company has a defined contribution profit sharing plan covering all eligible employees, as defined.

Note 5 Income Taxes

The Company has a net operating loss carryforward available to offset future taxable income of approximately $220,000, which expires in 2022. The Company has a deferred tax asset of approximately $66,000 arising from this net operating loss carryforward, offset by a deferred tax liability of $8,000 for unrealized gains on securities owned and a valuation allowance of $58,000 to reduce the asset to its realizable amount based upon management's evaluation of the likelihood of realization.

Note 6 Bank Loan

For working capital purposes, the Company has a bank revolving line of credit in the amount of $100,000, maturing on April 5, 2003, at a variable rate of interest, 5.0 percent at December 31, 2002. The line of credit is personally guaranteed by the sole shareholder of the parent and is secured by the pledge of general assets of the Company. The amount outstanding at December 31, 2002 was $66,384.

Note 7 Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under the rule, the Company is required to maintain "net capital" equivalent to $25,000 or 6-2/3 percent of "aggregate indebtedness," whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but at December 31, 2002, the Company had net capital and net capital requirements of approximately $99,000 and $25,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.